UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25
                                                       SEC FILE NUMBER
                   NOTIFICATION OF LATE FILING           33-14982-LA

                             FORM 10-KSB               CUSIP NUMBER

                   For Period Ended: June 30, 2002

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION


                      BEVERLY HOLDINGS, INC.
            5215 North O'Conner Boulevard, Suite 200
		           Irving, Texas 75039

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]      (a)  The reasons described in reasonable detail in Part
     III of this form could not be eliminated without unreasonable effort or expense;

 [X]      (b)  The subject annual report, semi-annual report,
     transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)  The accountant's statement or other exhibit required
      by Rule 12b-25 has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form
10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is awaiting the completion of the audit of its financial statements and a few additional days are needed to complete and finalize the report.

PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

                Vincent Traina   (972)443-9800

          (2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If
     answer is no, identify report(s). [X]Yes   [ ]No -

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [ ]Yes   [X]No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    BEVERLY HOLDINGS, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                         BEVERLY HOLDINGS, INC.

                         By: /s/ Vincent Traina
                         -------------------------
                         Vincent Traina, President

Date: October 1, 2002

[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

  HANSEN, BARNETT & MAXWELL
  A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS

                                                      (801) 532-2200
Member of AICPA Division of Firms                    Fax (801) 532-7944
       Member of SECPS                            5 Triad Center, Suite 750
Member of Baker Tilly International            Salt Lake City, Utah 84180-1128





October 1, 2002



To the Board of Directors and Stockholders
Beverly Holdings, Inc.


Beverly Holdings, Inc. was unable to complete the preparation of their financial statements and were unable to provide accounting information specific to various accounts in sufficient time to enable the audit of their June 30, 2002 financial statements to be completed at this date. It is anticipated the financial statements and our audit report will be available by October 15, 2002, although no assurance can be given.


                                  /S/  HANSEN, BARNETT & MAXWELL